SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Neon Systems, Inc.
(Name of Subject Company (Issuer))
Noble Acquisition Corp.
(Offeror)
a wholly-owned first tier subsidiary of
Progress Software Corporation
(Parent of Offeror)
(Names of Filing Persons)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
640509105
(CUSIP Number of Class of Securities)
Joseph W. Alsop
Progress Software Corporation
14 Oak Park
Bedford, Massachusetts 01730
(781) 280-4000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
with copies to:
William R. Kolb, Esquire
Foley Hoag llp
155 Seaport Boulevard
Boston, Massachusetts 02210
Calculation of Filing Fee

Transaction valuation	Amount of filing fee
Not Applicable*	Not Applicable*
* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable

Form or Registration No.:	Not Applicable

Filing Party:	Not Applicable

Date Filed:	Not Applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer.
☐

Item 12. Exhibit
Exhibit Index
EX-99.1 Press Release Dates 12/20/2005
EX-99.2 Conference Call Script 12/20/2005
EX-99.3 Email to Employees
EX-99.4 Frequently Asked Questions

Item 12. Exhibit.
99.1	Progress Software Corporation press release issued on December 20, 2005 entitled, “Progress Software Corporation to Acquire Neon Systems Creating Unparalleled Data Connectivity Leader”

99.2	Norman R. Robertson, Senior Vice President, Finance and Administration and Chief Financial Officer of Progress Software Corporation, script for conference call on December 20, 2005

99.3	Email to employees of Progress Software Corporation and Neon Systems, Inc. from Rick Reidy and Mark Cresswell dated December 20, 2005

99.4	Progress Software Corporation Frequently Asked Questions dated December 20, 2005

Exhibit Index

Exhibit No.	Description
99.1	Progress Software Corporation press release issued on December 20, 2005 entitled, “Progress Software Corporation to Acquire Neon Systems Creating Unparalleled Data Connectivity Leader”

99.2	Norman R. Robertson, Senior Vice President, Finance and Administration and Chief Financial Officer of Progress Software Corporation, script for conference call on December 20, 2005

99.3	Email to employees of Progress Software Corporation and Neon Systems, Inc. from Joe Alsop and Mark Cresswell dated December 20, 2005

99.4	Progress Software Corporation Frequently Asked Questions dated December 20, 2005

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